UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No.  )*

Esperion Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29664W-10-5

(CUSIP Number)

November 26, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29664W-10-5		13 G

1	Names of Reporting Persons. Arboretum Ventures II, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 795,117 shares of Common Stock (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 795,117 shares of Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 795,117 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 5.2% (3)

12	Type of Reporting Person* PN

(1)   This Schedule 13G is filed by Arboretum Ventures II, L.P., a Delaware limited partnership (“II LP”), Arboretum Ventures IIa, L.P., a Delaware limited partnership (“IIA LP”), Arboretum Investment Manager II, LLC, a Delaware limited liability company (“II LLC”), Arboretum Investment Manager IIa, LLC, a Delaware limited liability company (“IIA LLC”), Arboretum Ventures, Inc., a Delaware corporation (“INC”), Jan L. Garfinkle (“Garfinkle”) and Timothy B. Petersen (“Petersen” and together with II LP, IIA LP, II LLC, IIA LLC, INC and Garfinkle, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   Includes (i) 622,888 shares held by II LP; (ii) a warrant to purchase up to 17,822 shares held by II LP that is  immediately exercisable (iii) 145,938 shares held by IIA LP; (iv) a warrant to purchase up to 4,175 shares held by IIA LP that is  immediately exercisable;  and (v) 4,294 shares held by INC.  II LLC serves as the sole general partner of II LP and the managing member of IIA LLC, which serves as the sole general partner of IIA LP and owns no securities of the Issuer directly.  Garfinkle and Petersen are managing directors of II LLC and share voting and dispositive power over the shares held by II LP and IIA LP; however, they disclaim beneficial ownership of the shares held by II LP and IIA LP except to the extent of their pecuniary interests therein. Garfinkle and Petersen are directors and sole shareholders of INC and own no securities of the Issuer directly, but share voting and dispositive power over the shares held by INC; however, they disclaim beneficial ownership of the shares held by INC except to the extent of their pecuniary interests therein.

(3)   This percentage is calculated based upon 15,357,413 shares of Common Stock outstanding as of November 1, 2013 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on November 6, 2013 plus the warrants to purchase up to 21,997 shares held by the Reporting Persons.

CUSIP No. 29664W-10-5		13 G

1	Names of Reporting Persons. Arboretum Ventures IIa, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 795,117 shares of Common Stock (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 795,117 shares of Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 795,117 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 5.2% (3)

12	Type of Reporting Person* PN

(1)   This Schedule 13G is filed by Arboretum Ventures II, L.P., a Delaware limited partnership (“II LP”), Arboretum Ventures IIa, L.P., a Delaware limited partnership (“IIA LP”), Arboretum Investment Manager II, LLC, a Delaware limited liability company (“II LLC”), Arboretum Investment Manager IIa, LLC, a Delaware limited liability company (“IIA LLC”), Arboretum Ventures, Inc., a Delaware corporation (“INC”), Jan L. Garfinkle (“Garfinkle”) and Timothy B. Petersen (“Petersen” and together with II LP, IIA LP, II LLC, IIA LLC, INC and Garfinkle, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   Includes (i) 622,888 shares held by II LP; (ii) a warrant to purchase up to 17,822 shares held by II LP that is  immediately exercisable (iii) 145,938 shares held by IIA LP; (iv) a warrant to purchase up to 4,175 shares held by IIA LP that is  immediately exercisable;  and (v) 4,294 shares held by INC.  II LLC serves as the sole general partner of II LP and the managing member of IIA LLC, which serves as the sole general partner of IIA LP and owns no securities of the Issuer directly.  Garfinkle and Petersen are managing directors of II LLC and share voting and dispositive power over the shares held by II LP and IIA LP; however, they disclaim beneficial ownership of the shares held by II LP and IIA LP except to the extent of their pecuniary interests therein. Garfinkle and Petersen are directors and sole shareholders of INC and own no securities of the Issuer directly, but share voting and dispositive power over the shares held by INC; however, they disclaim beneficial ownership of the shares held by INC except to the extent of their pecuniary interests therein.

(3)   This percentage is calculated based upon 15,357,413 shares of Common Stock outstanding as of November 1, 2013 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on November 6, 2013 plus the warrants to purchase up to 21,997 shares held by the Reporting Persons.

CUSIP No. 29664W-10-5		13 G

1	Names of Reporting Persons. Arboretum Investment Manager II, LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 Shares

	6	Shared Voting Power 795,117 shares of Common Stock (2)

	7	Sole Dispositive Power 0 Shares

	8	Shared Dispositive Power 795,117 shares of Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 795,117 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 5.2% (3)

12	Type of Reporting Person* OO

(1)   This Schedule 13G is filed by Arboretum Ventures II, L.P., a Delaware limited partnership (“II LP”), Arboretum Ventures IIa, L.P., a Delaware limited partnership (“IIA LP”), Arboretum Investment Manager II, LLC, a Delaware limited liability company (“II LLC”), Arboretum Investment Manager IIa, LLC, a Delaware limited liability company (“IIA LLC”), Arboretum Ventures, Inc., a Delaware corporation (“INC”), Jan L. Garfinkle (“Garfinkle”) and Timothy B. Petersen (“Petersen” and together with II LP, IIA LP, II LLC, IIA LLC, INC and Garfinkle, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   Includes (i) 622,888 shares held by II LP; (ii) a warrant to purchase up to 17,822 shares held by II LP that is  immediately exercisable (iii) 145,938 shares held by IIA LP; (iv) a warrant to purchase up to 4,175 shares held by IIA LP that is  immediately exercisable;  and (v) 4,294 shares held by INC.  II LLC serves as the sole general partner of II LP and the managing member of IIA LLC, which serves as the sole general partner of IIA LP and owns no securities of the Issuer directly.  Garfinkle and Petersen are managing directors of II LLC and share voting and dispositive power over the shares held by II LP and IIA LP; however, they disclaim beneficial ownership of the shares held by II LP and IIA LP except to the extent of their pecuniary interests therein. Garfinkle and Petersen are directors and sole shareholders of INC and own no securities of the Issuer directly, but share voting and dispositive power over the shares held by INC; however, they disclaim beneficial ownership of the shares held by INC except to the extent of their pecuniary interests therein.

(3)   This percentage is calculated based upon 15,357,413 shares of Common Stock outstanding as of November 1, 2013 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on November 6, 2013 plus the warrants to purchase up to 21,997 shares held by the Reporting Persons.

CUSIP No. 29664W-10-5		13 G

1	Names of Reporting Persons. Arboretum Investment Manager IIa, LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 Shares

	6	Shared Voting Power 795,117 shares of Common Stock (2)

	7	Sole Dispositive Power 0 Shares

	8	Shared Dispositive Power 795,117 shares of Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 795,117 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 5.2% (3)

12	Type of Reporting Person* OO

(1)   This Schedule 13G is filed by Arboretum Ventures II, L.P., a Delaware limited partnership (“II LP”), Arboretum Ventures IIa, L.P., a Delaware limited partnership (“IIA LP”), Arboretum Investment Manager II, LLC, a Delaware limited liability company (“II LLC”), Arboretum Investment Manager IIa, LLC, a Delaware limited liability company (“IIA LLC”), Arboretum Ventures, Inc., a Delaware corporation (“INC”), Jan L. Garfinkle (“Garfinkle”) and Timothy B. Petersen (“Petersen” and together with II LP, IIA LP, II LLC, IIA LLC, INC and Garfinkle, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   Includes (i) 622,888 shares held by II LP; (ii) a warrant to purchase up to 17,822 shares held by II LP that is  immediately exercisable (iii) 145,938 shares held by IIA LP; (iv) a warrant to purchase up to 4,175 shares held by IIA LP that is  immediately exercisable;  and (v) 4,294 shares held by INC.  II LLC serves as the sole general partner of II LP and the managing member of IIA LLC, which serves as the sole general partner of IIA LP and owns no securities of the Issuer directly.  Garfinkle and Petersen are managing directors of II LLC and share voting and dispositive power over the shares held by II LP and IIA LP; however, they disclaim beneficial ownership of the shares held by II LP and IIA LP except to the extent of their pecuniary interests therein. Garfinkle and Petersen are directors and sole shareholders of INC and own no securities of the Issuer directly, but share voting and dispositive power over the shares held by INC; however, they disclaim beneficial ownership of the shares held by INC except to the extent of their pecuniary interests therein.

(3)   This percentage is calculated based upon 15,357,413 shares of Common Stock outstanding as of November 1, 2013 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on November 6, 2013 plus the warrants to purchase up to 21,997 shares held by the Reporting Persons.

CUSIP No. 29664W-10-5		13 G

1	Names of Reporting Persons. Arboretum Ventures, Inc.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Michigan, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares of Common Stock

	6	Shared Voting Power 795,117 shares of Common Stock (2)

	7	Sole Dispositive Power 0 shares of Common Stock

	8	Shared Dispositive Power 795,117 shares of Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 795,117 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 5.2% (3)

12	Type of Reporting Person* CO

(1)   This Schedule 13G is filed by Arboretum Ventures II, L.P., a Delaware limited partnership (“II LP”), Arboretum Ventures IIa, L.P., a Delaware limited partnership (“IIA LP”), Arboretum Investment Manager II, LLC, a Delaware limited liability company (“II LLC”), Arboretum Investment Manager IIa, LLC, a Delaware limited liability company (“IIA LLC”), Arboretum Ventures, Inc., a Delaware corporation (“INC”), Jan L. Garfinkle (“Garfinkle”) and Timothy B. Petersen (“Petersen” and together with II LP, IIA LP, II LLC, IIA LLC, INC and Garfinkle, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   Includes (i) 622,888 shares held by II LP; (ii) a warrant to purchase up to 17,822 shares held by II LP that is  immediately exercisable (iii) 145,938 shares held by IIA LP; (iv) a warrant to purchase up to 4,175 shares held by IIA LP that is  immediately exercisable;  and (v) 4,294 shares held by INC.  II LLC serves as the sole general partner of II LP and the managing member of IIA LLC, which serves as the sole general partner of IIA LP and owns no securities of the Issuer directly.  Garfinkle and Petersen are managing directors of II LLC and share voting and dispositive power over the shares held by II LP and IIA LP; however, they disclaim beneficial ownership of the shares held by II LP and IIA LP except to the extent of their pecuniary interests therein. Garfinkle and Petersen are directors and sole shareholders of INC and own no securities of the Issuer directly, but share voting and dispositive power over the shares held by INC; however, they disclaim beneficial ownership of the shares held by INC except to the extent of their pecuniary interests therein.

(3)   This percentage is calculated based upon 15,357,413 shares of Common Stock outstanding as of November 1, 2013 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on November 6, 2013 plus the warrants to purchase up to 21,997 shares held by the Reporting Persons.

CUSIP No. 29664W-10-5		13 G

1	Names of Reporting Persons Jan L. Garfinkle

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 Shares

	6	Shared Voting Power 795,117 shares of Common Stock (2)

	7	Sole Dispositive Power 0 Shares

	8	Shared Dispositive Power 795,117 shares of Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 795,117 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 5.2% (3)

12	Type of Reporting Person* IN

(1)   This Schedule 13G is filed by Arboretum Ventures II, L.P., a Delaware limited partnership (“II LP”), Arboretum Ventures IIa, L.P., a Delaware limited partnership (“IIA LP”), Arboretum Investment Manager II, LLC, a Delaware limited liability company (“II LLC”), Arboretum Investment Manager IIa, LLC, a Delaware limited liability company (“IIA LLC”), Arboretum Ventures, Inc., a Delaware corporation (“INC”), Jan L. Garfinkle (“Garfinkle”) and Timothy B. Petersen (“Petersen” and together with II LP, IIA LP, II LLC, IIA LLC, INC and Garfinkle, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) Includes (i) 622,888 shares held by II LP; (ii) a warrant to purchase up to 17,822 shares held by II LP (iii) 145,938 shares held by IIA LP; (iv) a warrant to purchase up to 4,175 shares held by IIA LP;  and (v) a warrant to purchase 4,294 shares held by INC. II LLC serves as the sole general partner of II LP and owns no securities of the Issuer directly.  Garfinkel and Petersen are managing directors and share voting and dispositive power over the shares held by II LP; however, they disclaim beneficial ownership of the shares held by II LP except to the extent of their pecuniary interests therein.  IIA LLC serves as the sole general partner of IIA LP and owns no securities of the Issuer directly.  Garfinkle and Petersen are managing directors and share voting and dispositive power over the shares held by IIA LP; however, they disclaim beneficial ownership of the shares held by IIA LP except to the extent of their pecuniary interests therein.  II LLC serves as the manager of IIA LLC, the sole general partner of IIA LP and owns no securities of the Issuer directly.  Garfinkle and Petersen are managing directors and share voting and dispositive power over the shares held by IIA LP; however, they disclaim beneficial ownership of the shares held by IIA LP except to the extent of their pecuniary interests therein.  Garfinkle and Petersen are directors of INC and own no securities of the Issuer directly, but share voting and dispositive power over the shares held by INC; however, they disclaim beneficial ownership of the shares held by INC except to the extent of their pecuniary interests therein.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of November 26, 2013.

(3) This percentage is calculated based upon 15,357,413 shares of Common Stock outstanding as of November 26, 2013 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on November 6, 2013.

CUSIP No. 29664W-10-5		13 G

1	Names of Reporting Persons Timothy B. Petersen

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 795,117 shares of Common Stock (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 795,117 shares of Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 795,117 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 5.2% (3)

12	Type of Reporting Person* IN

(1)   This Schedule 13G is filed by Arboretum Ventures II, L.P., a Delaware limited partnership (“II LP”), Arboretum Ventures IIa, L.P., a Delaware limited partnership (“IIA LP”), Arboretum Investment Manager II, LLC, a Delaware limited liability company (“II LLC”), Arboretum Investment Manager IIa, LLC, a Delaware limited liability company (“IIA LLC”), Arboretum Ventures, Inc., a Delaware corporation (“INC”), Jan L. Garfinkle (“Garfinkle”) and Timothy B. Petersen (“Petersen” and together with II LP, IIA LP, II LLC, IIA LLC, INC and Garfinkle, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   Includes (i) 622,888 shares held by II LP; (ii) a warrant to purchase up to 17,822 shares held by II LP that is  immediately exercisable (iii) 145,938 shares held by IIA LP; (iv) a warrant to purchase up to 4,175 shares held by IIA LP that is  immediately exercisable;  and (v) 4,294 shares held by INC.  II LLC serves as the sole general partner of II LP and the managing member of IIA LLC, which serves as the sole general partner of IIA LP and owns no securities of the Issuer directly.  Garfinkle and Petersen are managing directors of II LLC and share voting and dispositive power over the shares held by II LP and IIA LP; however, they disclaim beneficial ownership of the shares held by II LP and IIA LP except to the extent of their pecuniary interests therein. Garfinkle and Petersen are directors and sole shareholders of INC and own no securities of the Issuer directly, but share voting and dispositive power over the shares held by INC; however, they disclaim beneficial ownership of the shares held by INC except to the extent of their pecuniary interests therein.

(3)   This percentage is calculated based upon 15,357,413 shares of Common Stock outstanding as of November 1, 2013 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on November 6, 2013 plus the warrants to purchase up to 21,997 shares held by the Reporting Persons.

Introductory Note: This Statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.001 per share (“Common Stock”), of Esperion Therapeutics, Inc. (the “Issuer”).

Item 1

(a)	Name of Issuer:	Esperion Therapeutics, Inc.

Address of Issuer’s Principal Executive Offices:		46701 Commerce Center Drive
Plymouth, MI 48170

Item 2

(a)                                 Name of Person(s) Filing:

Arboretum Ventures II, L.P. (“II LP”)

Arboretum Ventures IIa, L.P. (“IIA LP”)

Arboretum Investment Manager II, LLC  (“II LLC”)

Arboretum Investment Manager IIa, LLC (“IIA LLC”)

Arboretum Ventures, Inc. (“INC”)

Jan L. Garfinkle (“Garfinkle”)

Timothy B. Petersen (“Petersen”)

(b)	Address of Principal Business Office:	c/o Arboretum Ventures
Market Place Building
303 Detroit Street, Suite 301
Ann Arbor, MI 48104

(b)	Citizenship:

	Entities:	II LP	-	Delaware, United States of America
		IIA LP	-	Delaware, United States of America
		II LLC	-	Delaware, United States of America
		IIA LLC	-	Delaware, United States of America
		INC	-	Michigan, United States of America

	Individuals:	Garfinkle	-	United States of America
		Petersen	-	United States of America

(d)	Title of Class of Securities:			Common Stock

(e)	CUSIP Number:			29664W-10-5

Item 3            Not applicable.

Item 4            Ownership.

The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 17, 2012:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
II LP	640,710	0	795,117	0	795,117	795,117	5.2%
IIA LP	150,113	0	795,117	0	795,117	795,117	5.2%
II LLC	0	0	795,117	0	795,117	795,117	5.2%
IIA LLC	0	0	795,117	0	795,117	795,117	5.2%
INC	4,294	0	795,117	0	795,117	795,117	5.2%
Garfinkle	0	0	795,117	0	795,117	795,117	5.2%
Petersen	0	0	795,117	0	795,117	795,117	5.2%

(1)   II LLC serves as the sole general partner of II LP and the managing member of IIA LLC, which serves as the sole general partner of IIA LP and owns no securities of the Issuer directly.  Garfinkle and Petersen are managing directors of II LLC and share voting and dispositive power over the shares held by II LP and IIA LP; however, they disclaim beneficial ownership of the shares held by II LP and IIA LP except to the extent of their pecuniary interests therein. Garfinkle and Petersen are directors and sole shareholders of INC and own no securities of the Issuer directly, but share voting and dispositive power over the shares held by INC; however, they disclaim beneficial ownership of the shares held by INC except to the extent of their pecuniary interests therein.

(2)   This percentage is calculated based upon 15,357,413 shares of Common Stock outstanding as of November 1, 2013 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on November 6, 2013 plus the warrants to purchase up to 21,997 shares held by the Reporting Persons.

Item 5                                    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:      ☐

Item 6                                    Ownership of More Than Five Percent on Behalf of Another Person.

See Items 2(a) and 4.

Item 7                                    Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8                                    Identification and Classification of Members of the Group.

Not applicable.

Item 9                                    Notice of Dissolution of Group.

Not applicable.

Item 10                             Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2013

ARBORETUM VENTURES II, L.P.
By:	Arboretum Investment Manager II, LLC
Its:	General Partner

By:	/s/ Jan L. Garfinkle
Jan L. Garfinkle, Managing Director

ARBORETUM VENTURES IIA, L.P.
By:	Arboretum Investment Manager IIa, LLC
Its:	General Partner
By:	Arboretum Investment Manager II, LLC
Its:	Manager

By:	/s/ Jan L. Garfinkle
Jan L. Garfinkle, Managing Director

ARBORETUM INVESTMENT MANAGER II, LLC

By:	/s/ Jan L. Garfinkle
Jan L. Garfinkle, Managing Director

ARBORETUM INVESTMENT MANAGER IIA, LLC
By:	Arboretum Investment Manager II, LLC
Its:	Manager

By:	/s/ Jan L. Garfinkle
Jan L. Garfinkle, Managing Director

ARBORETUM VENTURES, INC.

By:	/s/ Jan L. Garfinkle
Jan L. Garfinkle, President

/s/ Jan L. Garfinkle
JAN L. GARFINKLE

/s/ Timothy B. Petersen
TIMOTHY B. PETERSEN

Exhibit(s):

A - Joint Filing Statement

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Esperion Therapeutics, Inc. is filed on behalf of each of us.

Dated: December 18, 2013

ARBORETUM VENTURES II, L.P.
By:	Arboretum Investment Manager II, LLC
Its:	General Partner

By:	/s/ Jan L. Garfinkle
Jan L. Garfinkle, Managing Director

ARBORETUM VENTURES IIA, L.P.
By:	Arboretum Investment Manager IIa, LLC
Its:	General Partner
By:	Arboretum Investment Manager II, LLC
Its:	Manager

By:	/s/ Jan L. Garfinkle
Jan L. Garfinkle, Managing Director

ARBORETUM INVESTMENT MANAGER II, LLC

By:	/s/ Jan L. Garfinkle
Jan L. Garfinkle, Managing Director

ARBORETUM INVESTMENT MANAGER IIA, LLC
By:	Arboretum Investment Manager II, LLC
Its:	Manager

By:	/s/ Jan L. Garfinkle
Jan L. Garfinkle, Managing Director

ARBORETUM VENTURES, INC.

By:	/s/ Jan L. Garfinkle
Jan L. Garfinkle, President

/s/ Jan L. Garfinkle
JAN L. GARFINKLE

/s/ Timothy B. Petersen
TIMOTHY B. PETERSEN